Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.   Name and Address of Company

Ayr Wellness Inc. (“AYR” or the “Company”)

2601 South Bayshore Drive, Suite 900

Miami, FL 33133

United States of America

Item 2.   Date of Material Change

August 29, 2025

Item 3.   News Release

A news release disclosing the material change was issued by the Company through GlobeNewswire on August 29, 2025. The news release was disseminated via a widely circulated news service and was subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR+) and on the Company’s website.

Item 4.   Summary of Material Change

On August 29, 2025, AYR, through its indirect wholly-owned subsidiary CSAC Holdings Inc. (the “Borrower”), entered into a definitive senior secured bridge term loan agreement (the “Bridge Credit Agreement”) with a syndicate of lenders (the “Lenders”) and Acquiom Agency Services LLC, as administrative agent and collateral agent (the “Agent”). The Bridge Credit Agreement provides AYR with a multiple-draw senior secured bridge facility of up to US $50 million (the “Bridge Facility”) to fund working capital, restructuring expenses and an orderly wind-down of non-core assets in accordance with the restructuring support agreement dated July 30, 2025 (the “RSA”).

Item 5.   Full Description of Material Change

5.1 Full Description of Material Change

On August 29, 2025, the Borrower entered into the Bridge Credit Agreement with the Lenders and the Agent. Pursuant to the Bridge Credit Agreement, the Borrower may access the Bridge Facility, comprised of Tranche A term loans (in the amount of US $46,445,000) and Tranche B term loans (in the amount of US $3,555,000). The Bridge Facility is guaranteed on a joint and several basis by AYR Wellness Holdings LLC and all direct and indirect subsidiaries of the Borrower (collectively, the “Guarantors”).

The Bridge Facility bears interest at a rate of 14% per annum, payable-in-kind and capitalized monthly. The maturity date for the Tranche A loans is the earliest of (i) 60 days after the closing date, (ii) November 16, 2025, or (iii) the occurrence of certain acceleration events. The maturity date for the Tranche B loans is the earliest of (i) 95 days after consummation of the Article 9 credit-bid sale contemplated by the RSA (the “Sale Transaction”), or (ii) February 19, 2026.

In connection with the Bridge Facility, the Borrower is required to pay a commitment premium equal to 10% of the aggregate commitments (the “Commitment Premium”), a backstop premium equal to 15% of the aggregate commitments (the “Backstop Premium”), and an exit premium equal to 10% of the aggregate commitments (the “Exit Premium”). All premiums are fully earned on closing, payable-in-kind, and, at each Lender’s election, may be exchanged for equity in the post-sale entity in accordance with the RSA.

The obligations under the Bridge Facility are secured by first-priority liens on all present and future assets of the Borrower and the Guarantors, ranking pari passu with liens securing AYR’s outstanding senior secured notes and senior to all unsecured indebtedness. The proceeds of the Tranche A loans may be used for working capital and general corporate purposes in accordance with a 13-week cash-flow budget approved by Lenders holding a majority of commitments (the “Approved Budget”), as well as for costs associated with the Sale Transaction and restructuring. The proceeds of the Tranche B loans are to be used to fund a court-supervised wind-down of non-core assets pursuant to an approved wind-down budget.

The Bridge Credit Agreement contains customary affirmative and negative covenants, including, but not limited to, requirements for weekly cash-flow reporting, budget variance testing, maintenance of a minimum liquidity covenant of US $17,500,000, maintenance of cannabis licenses, and limitations on additional indebtedness, liens, investments, asset sales, and affiliate transactions. The Company is also required to comply with specified restructuring milestones.

On the effective date of the Sale Transaction, all outstanding principal, accrued payment-in-kind interest, and unpaid premiums under the Bridge Facility will automatically convert, on a dollar-for-dollar basis, into a new senior secured “take-back” term facility to be issued by the purchaser entity acquiring AYR’s core business through the Article 9 sale process contemplated by the RSA.

Events of default under the Bridge Facility include, among other things, non-payment, breaches of covenants, cross-defaults, insolvency events, change of control, termination events under the RSA, failure to satisfy restructuring milestones, and other customary events of default.

Execution of the Bridge Credit Agreement secures the liquidity required to (i) maintain ordinary-course operations of AYR’s core business pending completion of the Sale Transaction, (ii) fund restructuring and transaction expenses, and (iii) facilitate an orderly, court-supervised wind-down of non-core assets. The Bridge Facility therefore underpins the comprehensive balance-sheet restructuring contemplated by the RSA, preserves stakeholder value and positions the Company to consummate the Sale Transaction within agreed milestones.

5.2            Disclosure for Restructuring Transactions

Not applicable.

Item 6.   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.   Omitted Information

Not applicable.

Item 8.   Executive Officer

The following senior officer of the Company is knowledgeable about the material change and the Material Change Report, and may be contacted as follows:

Scott Davido – Interim Chief Executive Officer

Telephone: (612) 839-7013

Item 9.   Date of Report

This Material Change Report is dated September 9, 2025.

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